December 21, 2018

Re:	Sharing Economy International Inc. Amendment No. 4 Preliminary Proxy Statement on Schedule 14A Filed December 6, 2018 File No. 001-34591

Mr. Thomas Jones

Division of Corporation Finance

Office of Electronics and Machinery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Jones:

On behalf of Sharing Economy International Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated December 14, 2018 with respect to Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A, File No. 001-34591 (“Proxy Statement”) filed on December 6, 2018 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 5 to the Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Preliminary Proxy Statement on Schedule 14A Amended December 6, 2018

Approval of Amendment to Articles of Incorporation, page 11

1.	Please expand your response to prior comment 1 to tell us your intentions regarding the nature of the consideration for the pending transactions.

Response – As previously indicated to the Staff, the Company does not have any current intentions regarding the nature of consideration to be used in connection with any of the pending transactions. To date, only non-binding memorandums or exclusivity agreements have been entered into between the parties. There have been no discussions on key terms, including valuation or the form of consideration to be received by any of the target companies. No progress has been made in any of the pending transactions in approximately three months, since receipt of Nasdaq's deficiency notice in October 2018. Specifically, we note the following:

(i)	ECrent Capital Holdings & CLNT - Due diligence review is still in progress which needs to be completed before the parties are in position to discuss the purchase price and form of consideration.

(ii)	Pandoodle & EC Tech - The transaction is currently on hold.

(iii)	Winse Media – The transaction has been terminated. A Form 8-K was filed on November 16, 2018.

(iv)	Icon Property (Qliq) – The transaction is currently on hold.

(v)	Oob Media HK - Due diligence review is still in progress which needs to be completed before the parties are in position to discuss the purchase price and form of consideration.

(vi)	Jidam – This transaction is in its preliminary stage; due diligence review has yet to occur. There has been no discussion on key terms, including pricing.

In addition, the Company’s common stock was recently delisted from Nasdaq. It is unclear whether any of the target companies will accept shares listed on the OTC as consideration, if stock is used to make any of the acquisitions. The Company will need to re-engage in discussions with such parties. Before pricing and discussions relating to consideration take place, the Company will need to re-engage in due diligence on the target companies. It is unclear given the lapse of time and the potential changes in the businesses and financial performance of the target companies, whether the Company will be interested to proceed with any of the pending transactions.

2.	We note your disclosure in footnote 1 of the table based on November 13, 2018 information. Please show us how the disclosure throughout the table in this section would change if you use more current information. Also tell us how the table reflects the shares of your common stock issuable in connection with the Transfer Agreement mentioned on page 30 of your most recent Form 10-Q.

Response – In response to the Staff’s comment, the Revised Proxy Statement has been revised. Please refer to page 11 of the Revised Proxy Statement. Please note, the Company has not issued any securities since receipt of Nasdaq's deficiency notice in October 2018, except for shares of common stock issued to repay part of the Iliad loan noted on page 11 of the Revised Proxy Statement. In connection with the Transfer Agreement, please refer to the Form 8-K filed on December 21, 2018 with the Securities and Exchange Commission. Please note that no sales were made pursuant to the Transfer Agreement.

3.	We note your response to prior comment 2. Please tell us and clarify in future filings the nature of the consulting services you received for the shares issued. Include as appropriate the type and duration of services provided. Also, ensure that your future filings state briefly the facts relied upon to make the claimed exemption from registration available.

Response – Please refer to the Form 8-K/A filed on December 21, 2018 with the Securities and Exchange Commission. In addition, the Company confirms that in future filings, the Company will state the nature of the consulting services received for shares issued, the duration of services provided and the facts relied upon to make the claimed exemption from registration available.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick